Mail Stop 6010

      August 15, 2005

Mr. Hanan Eibushitz
RoboGroup T.E.K. LTD.
13 Hamelacha Street, Afek
Industrial Park, Rosh Ha` Ayin, 48091, Israel


Re:	RoboGroup T.E.K. LTD.
	Form 20-F for the year ended December 31, 2004
	Filed June 30, 2005
	File No. 0-19435

Dear Mr. Eibushitz:


      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for the year ended December 31, 2004

Consolidated Financial Statements

Independent Auditors` Report, page F-2
1. We see that your auditors` report relies on the audit reports issued by other independent public accountants for certain consolidated subsidiaries as of and for each of the three years in the period ended December 31, 2004. Please amend your Form 20-F to include the reports of the other accountants as required by Rule 2-05 of Regulation S-X.

Note 1 - General, page F-10
2. We note that you have significantly reduced the activity of MemCall and that beginning in 2004, the subsidiary has become
operationally inactive.   Until 2003, MemCall was accounted for as
an
individual business sector. Tell us how you considered whether the
MemCall should be reported as a discontinued operation under paragraphs 41 - 44 of SFAS 144 for U.S. GAAP purposes.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3671 if you have questions.


Sincerely,



Martin F. James
							Senior Assistant Chief
Accountant
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Mr. Eibushitz
RoboGroup T.E.K. LTD.
August 15, 2005
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